

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATE FINANCE

September 19, 2022

Walter J. Scheller
Chief Executive Officer
Warrior Met Coal, Inc.
16243 Highway 216
Brookwood, Alabama 35444

> **Re: Warrior Met Coal, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2022**
> **File No. 001-38061**

Dear Mr. Scheller:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments.

Please respond to these comments by confirming that you will enhance your future proxy disclosures in accordance with the topics discussed below as well as any material developments to your risk oversight structure. For guidance, refer to Item 407(h) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed March 14, 2022

General

1. Please expand your discussion of the reasons you believe that your leadership structure is appropriate, addressing your specific characteristics or circumstances. In your discussion, please also address the circumstances under which you would consider having the Chair and CEO roles filled by a single individual, when shareholders would be notified of any such change, and whether you will seek prior input from shareholders.

2. Please expand upon the role that your Lead Independent Director plays in the leadership of the board. For example, please enhance your disclosure to address whether or not your Lead Independent Director may:

   • represent the board in communications with shareholders and other stakeholders;
   • require board consideration of, and/or override your CEO on, any risk matters; or
   • provide input on design of the board itself.

3. Please expand upon how your board administers its risk oversight function. For example, please disclose:

- the timeframe over which you evaluate risks (e.g., short-term, intermediate-term, or long-term) and how you apply different oversight standards based upon the immediacy of the risk assessed;
- whether you consult with outside advisors and experts to anticipate future threats and trends, and how often you re-assess your risk environment;
- how the board interacts with management to address existing risks and identify significant emerging risks;
- whether you have a Chief Compliance Officer and to whom this position reports; and
- how your risk oversight process aligns with your disclosure controls and procedures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Gowetski at 202-551-3401 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program